SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on March 30, 2023.

BUENOS AIRES, ARGENTINA – March 30, 2023 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), announces that it has issued notes in the local capital markets for a total amount equivalent to USD 50 million according to the following information:

Series XLI Notes

Amount Offered: ARS 4,147,329,600
Amount to be Issued: ARS  4,147,329,600
Currency: Argentine Pesos
Interest Rate: BADLAR + 3%
Issuance and Settlement Date: April 4, 2023
Maturity Date: October 4, 2024
Issuance Price: 100.00% Face Value
Interest payments: Quartely starting on July 4, 2023
Principal amortization: Bulllet at maturity

Series XLII Notes

Amount Offered: USD 50,855,801
Amount to be Issued: USD 30,045,566
Interest Rate: 0%
Issuance and Settlement Date: April 4, 2023
Maturity Date: May 4, 2026
Issuance Price: 100.00% Face Value
Principal amortization: 33% on October 4, 2025, 33% on January 4, 2026 and 34% at maturity date, on May 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
March 30, 2023